Exhibit 4(c).9.2

1-3 Strand
London
WC2N 5EH

John Grant	Sir John Parker FREng
The Malthouse	Chairman
Manor Lane
Claverdon	john.parker@ngrid.com
Warwickshire	Direct tel	+44 (0)20 7004 3010
CV35 8NH	Direct fax	+44 (0)20 7004 3012
	Mobile	+44 (0)7831 496201

www.nationalgrid.com

7 March 2006
Our Reference TJP/NED/PD/03/06
Retirement as chairman of Remuneration Committee
This letter confirms your retirement as chairman of the Remuneration Committee with effect from 1 March 2006.
I would also confirm that your annual retainer fee of £35,000 per annum and your Board attendance fees of £1,500 for meetings in your country of residence and £3,000 for each overseas meeting will continue until you leave the Board following the 2006 Annual General Meeting.
On a personal note I would once again like to thank you for your work as chairman of the Remuneration Committee.
Yours sincerely
/s/ Sir John Parker

National Grid plc
Registered Office: 1-3 Strand, London WC2N 5EH
Registered in England and Wales, No 4031152